EMERSON EQUITY LLC

155 Bovet Road, Suite 725

San Mateo, CA 94402

November 30, 2017

TRANSMITTED VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed November 29, 2017

File No. 333-220288

Dear Ms. Hayes:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, as the managing broker-dealer, hereby join in the request of the Company that the effective time of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on Friday, December 1, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act, we hereby advise you that as of the date of this letter, no copies of the preliminary prospectus have been distributed.

The managing broker-dealer confirms on behalf of itself and the soliciting broker-dealers that they have complied and will comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely, EMERSON EQUITY LLC By: /s/ Dominic Baldini ___ Dominic Baldini Chief Executive Officer